December 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4546
Attn: Lory Empie and Robert Klein

Re: Sculptor Capital Management, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2019
Filed February 25, 2020
File No. 001-33805

Ladies and Gentlemen:

On behalf of Sculptor Capital Management, Inc (the “Registrant”) and its consolidated subsidiaries (collectively, the “Company”), this letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 16, 2020, relating to the Company’s Form 10-K/A filing noted above. For convenience, each Staff comment contained in the letter is followed by the Company’s response to that comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

3. Recapitalization, page F-22

1.     For each component within the series of transactions involved in the recapitalization (e.g., reallocation of equity, distribution holiday, liquidity redemption, cash sweep, etc.) and the restructuring of the 2016 Preferred Units into debt securities and 2019 Preferred Units, please expand your disclosures in future filings to quantify the corresponding adjustments (in units and dollars, as applicable), specify the reporting period, and identify the financial statement line item(s) impacted in connection with the initial and subsequent accounting treatment.

Response:

The Company will expand the relevant disclosures in its future filings to quantify the corresponding adjustments (in units and dollars, as applicable), specify the reporting period and identify the financial statement line item(s) impacted in connection with the initial and subsequent accounting treatment, as applicable.

2.     We note that some of the rights and terms of the RSUs, as well as equity interests and classes of units, appear to have been modified as a result of the recapitalization. Please provide us with your accounting analysis explaining how you accounted for these modifications in the financial statements, including your consideration as to whether they resulted in incremental compensation expense during any periods presented.

Sculptor Capital Management, Inc.
December 29, 2020

Response:

In connection with the recapitalization, the Company modified the following unvested equity-based compensation awards:

Group P Units and PSUs
Group P Units and PSUs are subject to certain market conditions based on the achievement of a targeted total shareholder return on the Company’s Class A Shares. Prior to the modification, the calculation of total shareholder return included a credit for all dividends paid on Class A Shares. In connection with the recapitalization, these Group P Units and PSUs were modified such that during the Distribution Holiday, the aggregate amount of dividends included in the calculation of total shareholder return is capped at $4.00 per Group P Unit or PSU.

RSUs
Holders of RSUs are entitled to dividend equivalents (in the form of additional RSUs) whenever dividends are paid on the Company’s Class A Shares. In connection with the recapitalization, RSUs held by directors and certain executive managing directors were modified such that during the Distribution Holiday, the aggregate amount of dividends equivalents granted on such RSUs is capped at $4.00 per RSU.

The Company accounted for each of the changes above as modifications of the unvested awards. As a result, the Company evaluated the fair value of the modified awards immediately prior to and following the modification to determine whether there was any incremental compensation expense to record. Given that the only modifications were to add a $4.00 aggregate limit on the amount of dividends that could be credited to such awards, the modifications only decreased the value of the unvested awards. Therefore, the Company continued to recognize the original, higher grant-date fair values for the modified awards, as the requisite service requirement was probable of being rendered on the modification date in accordance with ASC 718-20-35-2A through 3.

3.     Considering the multiple classes of units outstanding, of which some appear to have cumulative participation during the Distribution Holiday, please provide us with your analysis explaining the impact the recapitalization and Distribution Holiday (if any) had on your earnings per share calculation citing the relevant authoritative literature supporting your current presentation.

Response:

The Company has two classes of stock outstanding: Class A Shares, which are entitled to dividends, and Class B Shares, which are not entitled to any economics of the Registrant. As a result, the Registrant has one class of participating stock and only presents basic earnings (loss) per share (“Basic EPS”) for its Class A Shares.

The Company conducts its operations through the Sculptor Operating Group. The Sculptor Operating Group has multiple classes of units outstanding that participate in earnings, Group B Units that are indirectly held by the the Registrant and various other classes that are not held directly or indirectly by the Registrant. The Company evaluates those various classes of units issued by the Sculptor Operating Group, which are convertible into shares of the Registrant when certain conditions are met, for inclusion in Basic and Diluted EPS. The Company applies the guidance in ASC 260-10-55-20 through 55-22 and in Example 7 in paragraphs ASC 250-50-55-64 through 55-67, and therefore first calculates Basic and Diluted EPS at the Sculptor Operating Group level and uses that calculation as a basis for the Basic and

Sculptor Capital Management, Inc.
December 29, 2020

Diluted EPS calculations of the Registrant. The table below presents a summary of the considerations for the various instruments considered when preparing the Company’s Basic and Diluted EPS.

Instrument	EPS Treatment	Impact of Distribution Holiday
Group A Units
Basic EPS
Group A Units are considered participating securities at the Sculptor Operating Group level. Prior to the Distribution Holiday, Group A Units participated in earnings and losses pro rata with the Group B Units held by the Registrant, impacting income (loss) attributable to the Group B Units and, therefore, income (loss) attributable to Class A Shareholders, as calculated in accordance with Example 7 in ASC 260-10-55-64 through 55-67.

Diluted EPS
The Company applies the if-converted method to vested Group A Units to determine the dilutive impact, in accordance with the guidance in ASC 260-10-45-40.

Unvested Group A Units are assessed for inclusion in Diluted EPS under both the treasury stock method and the if-converted method. The Company first applies the treasury stock method to determine the number of Group A Units that would have been issued if dilutive, in accordance with the guidance in ASC 260-10-45-23. The Company then applies the if-converted method to the resulting number of Group A Units if dilutive, in accordance with the guidance in ASC 260-10-45-40.
During the Distribution Holiday, Group A Units only participate pro rata with the Group B Units in the event of losses on an annual basis of a Sculptor Operating Group entity. If a Sculptor Operating Group entity has positive earnings for the year, then 100% of such earnings are allocated to the Group B Units held by the Registrant, impacting income (loss) attributable to the Group B Units and, therefore, income (loss) attributable to Class A Shareholders, as calculated in accordance with Example 7 in ASC 260-10-55-64.

Sculptor Capital Management, Inc.
December 29, 2020

Group E Units
Basic EPS
Group E Units are considered participating securities at the Sculptor Operating Group level. Group E Units were first issued in connection with the recapitalization, and therefore did not impact EPS prior to the Distribution Holiday.

Diluted EPS
The Company applies the if-converted method to vested Group E Units in order to determine the dilutive impact in accordance with the guidance in ASC 260-10-45-40.

Unvested Group E Units are assessed for inclusion in Diluted EPS under both the treasury stock method and the if-converted method. The Company first applies the treasury stock method to determine the number of Group E Units that would have been issued if dilutive in accordance with the guidance in ASC 260-10-45-23. The Company then applies the if-converted method to the resulting number of Group E Units if dilutive in accordance with the guidance in ASC 260-10-45-40.
During the Distribution Holiday, Group E Units do not participate in earnings or losses of the Sculptor Operating Group, impacting income (loss) attributable to the Group B Units and, therefore, income (loss) attributable to Class A Shareholders, as calculated in accordance with Example 7 in ASC 260-10-55-64.

Sculptor Capital Management, Inc.
December 29, 2020

Group P Units and PSUs
Basic EPS
Group P Units and PSUs do not impact the computation of Basic EPS, as they must meet certain market conditions in order to begin participating in any earnings or losses of the Sculptor Operating Group or the Company (see the Company’s response to comment #2 above for additional information on these market conditions).

Diluted EPS
For each reporting period, the Company evaluates whether the applicable market conditions have been met as of the relevant balance sheet date. None of the Group P Units or PSUs have met their respective market conditions since their initial grant dates. Accordingly, the Company has not included any Group P Units or PSUs in the calculation of Diluted EPS in accordance with the guidance in ASC 260-10-45-51 through 45-53.
As discussed in the Company’s response to comment #2 above, the Distribution Holiday only served to add a cap on the amount of dividends that could be included in determining whether the Group P Units and PSUs had met their relevant market condition. Given that the amount of dividends credited to-date are below the $4.00 cap applicable during the Distribution Holiday, the cap has not impacted the determination to exclude the Group P Units and PSUs from Diluted EPS.
RSUs
Basic EPS
Unvested RSUs do not impact the computation of Basic EPS, as they are subject to future performance in order to vest. While unvested RSUs receive dividend equivalents, the dividend equivalents are also subject to vesting requirements; therefore, the Company does not consider unvested RSUs or the related dividend equivalents to be participating securities for Basic EPS.

Vested RSUs are included in the computation of Basic EPS, as such RSUs are not subject to any future performance in order to vest, in accordance with ASC 260-10-45-12A.

Diluted EPS
The Company applies the treasury stock method to unvested RSUs to determine the dilutive impact in accordance with the guidance in ASC 260-10-45-23.
As discussed in the Company’s response to comment #2 above, the Distribution Holiday only served to add a cap on the amount of dividend equivalents that could be granted on certain unvested RSUs. As of December 31, 2019, this cap had not been met, and therefore did not impact the calculation of EPS.

Sculptor Capital Management, Inc.
December 29, 2020

4.     We note that the Company recognized a $3.2 billion reclassification between Accumulated Deficit and Additional Paid-in Capital upon corporate conversion. Please provide us with your accounting analysis supporting the classification, calculation and treatment associated with this transaction along with reference to relevant authoritative literature. As part of your response, provide us with additional considerations as to whether this transaction impacted the Company’s tax assets or liabilities.

Response:

The Company changed its tax classification from a partnership to a corporation effective April 1, 2019 (the “Corporate Classification Change”), and subsequently converted from a Delaware limited liability company into a Delaware corporation effective May 9, 2019.

The Company considered the guidance in ASC 505-10-S99-3 that indicates that when an S corporation’s election is terminated, any undistributed earnings are viewed as distributions to the owners immediately followed by a contribution of capital to the new taxable entity and such earnings should therefore be reclassified to paid-in capital.

The Company notes that S corporations, limited liability companies and partnerships are treated as partnerships for tax purposes (i.e., pass-through entities), and are not considered to be taxable entities. Accordingly, the Company concluded it was appropriate to apply the guidance in ASC 505-10-S99 to its conversion from a non-taxable entity to a taxable corporate entity.

As the Company was in a net deficit position (i.e., negative shareholders’ equity attributable to Class A Shareholders) as of the date of conversion, the amount reclassified to paid in capital was limited to existing paid-in capital as of the date of conversion in order to not reduce paid-in capital below zero. The remaining deficit remained within accumulated deficit.

As part of the Corporate Classification Change, the Company did not recognize any step-up in tax basis for any of its subsidiaries. As disclosed in Note 15 (Income Taxes) of the Company’s Form 10-K/A, as part of the Corporate Classification Change, the Company reduced its net deferred tax assets by $5.6 million related to a change in future estimated income tax rates due to a decrease in the Company’s state apportionment factor.

Sculptor Capital Management, Inc.
December 29, 2020

Cash Sweep, page F-23

5.     We note that in connection with the Cash Sweep, an amount equal to the excess of the Free Cash Balance over the minimum Free Cash Balance of $200.0 million will be used to repay the 2018 Term Loan and redeem the 2019 Preferred Unit. Please expand your disclosures in future filings to disclose the definition of "Free Cash Balance" and provide a measure of progress toward the $200 million threshold referenced in your disclosure.

Response:

The Company respectfully informs the Staff that the Company repaid its 2018 Term Loan and redeemed its 2019 Preferred Units in November 2020. The new term loan facility includes a cash sweep that requires mandatory prepayments until $150 million of the loan has been repaid only if, after giving pro forma effect to such mandatory prepayment, the Free Cash Balance (as defined in the new term loan facility) as of the end of such fiscal year would not be less than $75 million. The Company will expand its disclosures in future filings to include the definition of Free Cash Balance and provide a measure of progress relevant to the new term loan facility’s cash sweep provision for as long as the cash sweep is in effect.

6.     As it relates to the payments made under the Cash Sweep, including the excess Free Cash Balance to be paid in the fourth quarter of each year, tell us what amounts (if any) are accrued during interim reporting periods. If not, tell us why.

Response:

As discussed above, in November 2020, the Company repaid its 2018 Term Loan and 2019 Preferred Units that were subject to the Cash Sweep. The Company’s new term loan facility includes a cash sweep that applies until certain amounts are prepaid under the facility. Under the 2018 Term Loan, 2019 Preferred Units and the new term loan facility, the cash sweep requires minimum mandatory principal repayments under the terms of the relevant agreements. These mandatory prepayments are for principal and do not relate to any incremental fees or interest expense, and therefore there are no additional expense accruals needed during interim periods. The Company reduces the debt obligations liability on the date payments are made under the cash sweep.

7.     We note that as long as the Cash Sweep is in effect, the Sculptor Operating Group may only use funds from a cumulative discretionary one-time basket of up to $50.0 million in the aggregate, or reserve up to $17.0 million in the aggregate annually (the “Discretionary Basket”), to engage in certain “Restricted Activities”. Please tell us if you have classified this Discretionary Basket as “Restricted Cash” in the financial statements. If not, tell us why.

Response:

As discussed above, in November 2020, the Company repaid its 2018 Term Loan and 2019 Preferred Units that were subject to the Cash Sweep. The Discretionary Basket related to amounts that the Company was permitted to use in order to fund new firm investments or new firm products or to fund share buybacks (“Restricted Activities”). The Discretionary Basket did not restrict the Company’s ability to use funds for any specific purpose, as such funds could be used to pay normal operating expenses. Rather, the Discretionary Basket allowed us to fund Restricted Activities that otherwise would not have been permitted under the terms of the 2018 Term Loan and 2019 Preferred Units.

Sculptor Capital Management, Inc.
December 29, 2020

Distribution Holiday, page F-23

8.     We note that the Distribution Holiday will terminate on the earlier of (x) 45 days after the last day of the first calendar quarter as of which the achievement of $600.0 million of Distribution Holiday Economic Income (as defined in the Sculptor Operating Partnerships’ limited partnership agreements) is realized and (y) April 1, 2026. Please expand your disclosures in future filings to disclose the definition of "Distribution Holiday Economic Income" and provide a measure of progress toward the $600 million achievement threshold referenced in your disclosure.

Response:

The Company will expand the relevant disclosures in its future filings to include the definition of Distribution Holiday Economic Income and will provide a measure of progress toward the $600 million achievement threshold.

If you have any questions, need any additional information or wish to discuss any part of the Company’s response, please call me at (212) 887-4813 or Hap Pollard, Chief Accounting Officer, at (646) 562-4571.

Very Truly Yours,

SCULPTOR CAPITAL MANAGEMENT, INC.

By:	/s/ Thomas M. Sipp
Thomas M. Sipp
Title: Chief Financial Officer and Executive Managing Director